Eurasian Minerals Inc. NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES NOR FOR DISSEMINATION IN THE UNITED STATES OF AMERICA

NEWS RELEASE

Eurasian Completes First Tranche of $17.5 Million Private Placement

Vancouver, British Columbia, November 9, 2010 (TSX Venture: EMX) – Eurasian Minerals Inc. is pleased to announce the completion of the first tranche of its C$17.5 million private placement by the sale of 6.2 million units at C$2.50 per unit. Each unit consisted of one common share and one transferable share purchase warrant to purchase another common share for five years at C$3.50 during the first year, C$4.00 during the second year, C$4.50 during the third year, C$5.00 during the fourth year, and C$5.50 during the fifth year. If the volume weighted average price of EMX common shares on the TSX Venture Exchange is at least 30% above the current exercise price of the warrants for a period of 30 consecutive trading days after the four month anniversary of closing, the Company will give notice that the warrants must be exercised within 15 trading days or they will terminate. The shares, including the shares issuable on exercise of warrants, will be subject to restrictions on transfer until March 9, 2011.

Newmont Mining Corporation of Canada Limited, a wholly-owned subsidiary of Newmont Mining Corporation (NYSE: NEM), purchased 1 million units for proceeds of C$2.5 million in this first tranche of the placement. Eurasian expects the next (and final) tranche of 800,000 units for proceeds of C$2 million will close shortly.

The Company issued to finders 256,650 units (being 5% of the number of units issued to subscribers introduced by finders) and 256,650 finder warrants (being 5% of such units), each finder warrant being exercisable for two years to acquire one common share for C$2.65.

For further information contact:

David M. Cole	Kim C. Casswell
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: kcasswell@eurasianminerals.com
Website: www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

Suite 300 – 570 Granville Street, Vancouver, British Columbia V6C 3P1 , Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com